UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FANHUA INC.

(Name of Issuer)

ORDINARY SHARES

(Title of Class of Securities)

G2352K 108**

(CUSIP Number)

Sea Synergy Limited

c/o Yinan Hu

27/F, Pearl River Tower

No. 15 West Zhujiang Road

Guangzhou, Guangdong 510623

People’s Republic of China

(86)(20) 83886888

Yinan Hu

27/F, Pearl River Tower

No. 15 West Zhujiang Road

Guangzhou, Guangdong 510623

People’s Republic of China

(86)(20) 83886888

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

December 17, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 20 ordinary shares. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2352K 108	SCHEDULE 13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS
Sea Synergy Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
189,689,110 ordinary shares
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
189,689,110 ordinary shares
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
189,689,110 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.7%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	Based on 1,073,891,784 ordinary shares outstanding as of March 31, 2021 according to the Issuer’s internal record.

CUSIP No. G2352K 108	SCHEDULE 13D	Page 3 of 6

1	NAMES OF REPORTING PERSONS
Yinan Hu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
199,739,310[1] ordinary shares
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
199,739,310[1]
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
199,739,310 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.6%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	Includes (i) 10,041,200 ordinary shares in the form of American Depositary Shares directly held by Mr. Hu, and (ii) 189,698,110 ordinary shares directly held by Sea Synergy Limited.

2	Based on 1,073,891,784 ordinary shares outstanding as of March 31, 2021 according to the Issuer’s internal record.

CUSIP No. G2352K 108	SCHEDULE 13D	Page 4 of 6

Item 1. Security and Issuer

This statement relates to the Ordinary Share, par value $0.001 per share (“Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (“ADSs”, each representing 20 Ordinary Shares) of Fanhua Inc. (the “Issuer”). The Issuer’s ADSs are listed on the NASDAQ Global Select Market under the symbol “FANH.” The Issuer’s principal executive office is located at 22/F, Yinhai Building, No. 299 Yanjiang Zhong Road, Guangzhou, 510110 Guangdong Province, People’s Republic of China.

Item 2. Identity and Background

This Schedule 13D is being filed jointly by Sea Synergy Limited (“Sea Synergy”) and Yinan Hu (“Mr. Hu”) (together, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934. The Reporting Persons may, as among themselves, be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 99.1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Sea Synergy is a holding company without any substantive operations. Sea Synergy is 100% held by a family trust, of which Mr. Hu is the settlor and co-beneficiary. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Hu may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by Sea Synergy. The registered address of Sea Synergy is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Mr. Hu is a citizen of the People’s Republic of China and is chairman of the board of directors and chief executive officer of the Issuer. Mr. Hu’s business address is located at the principal office address of the Issuer.

Information relating to the ownership and control person of Sea Synergy is included in the footnotes to the beneficial ownership table in Item 5 below and in Exhibit 99.2 to this amend Schedule 13D. Mr. Hu is a sole director of Sea Synergy.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

A potential consortium led by Mr. Hu has proposed to acquire all of the outstanding Ordinary Shares (including Ordinary Shares represented by ADSs), other than Ordinary Shares held by the Reporting Persons and held by the Potential Consortium Members (as defined below) (collectively, the “Excluded Shares”), for cash consideration equal to $9.8 per ADS, or $0.49 per Ordinary Share in a going private transaction, (the “Proposed Transaction”), subject to certain conditions.

Mr. Yinan Hu will form an acquisition vehicle for the purpose of implementing the Proposed Transaction, which may admit other existing shareholders of the Company and equity investors as consortium members (the “Potential Consortium Members”) and the acquisition is intended to be financed by a combination of debt and/or equity capital from the Potential Consortium Members.

The information set forth in or incorporated by reference in Items 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction

On December 16, 2021, a consortium led by Mr. Yinan Hu submitted the Proposal to the Issuer’s Board of Directors.

The description of the Proposal in this Item 4 is qualified in its entirety by reference to the complete text of the Proposal, which has been filed as Exhibit 99.3 to this Schedule 13D and which is incorporated by reference in its entirety into this Item 4.

To implement the Proposal, the Reporting Persons intend to incorporate a new company (“Holdco”), which may admit other existing shareholders of the Company and equity investors as consortium members (the “Potential Consortium Members”). The Reporting Persons and the Potential Consortium Members propose to acquire all of the Issuer’s Ordinary Shares (including Ordinary Shares represented by ADSs), excluding the Excluded Shares, for cash consideration equal to $9.8 per ADS, or $0.49 per Ordinary Share. As noted in the Proposal, the Reporting Persons expect that the independent members of the board of directors of the Issuer will proceed to consider the Proposal and the Proposed Transaction.

Neither the Issuer nor any of the Reporting Persons, the Potential Consortium Members are obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

CUSIP No. G2352K 108	SCHEDULE 13D	Page 5 of 6

If the Proposed Transaction is completed, the ADSs would be delisted from the NASDAQ Global Select Market, and the Issuer’s obligation to file periodic reports under the Exchange Act would terminate. In addition, consummation of the Proposed Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the merger) to consist solely of persons to be designated by Kingsford Resources, the Sponsor and the Existing Investor, and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

Item 5. Interest in Securities of the Company

(a), (b) The following table sets forth the beneficial ownership of Ordinary Shares of the Issuer for each of the Reporting Persons.

			Number of Shares as to which Such Person has:
Name	Amount Beneficially Owned(1)	Percentage of Class(2)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Sea Synergy (3)	189,689,110	17.7%	189,689,110	0	189,689,110	0
Yinan Hu(4)	199,739,310	18.6%	199,739,310	0	199,739,310	0

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the securities.

(2)	Percentage of beneficial ownership of each listed person is based on 1,073,891,784 Ordinary Shares outstanding as of March 31, 2021.

(3)	Includes 189,698,110 Ordinary Shares directly held by Sea Synergy.

(4)	Includes (i) 10,041,200 Ordinary Shares in the form of ADSs directly held by Mr. Hu, and (ii) 189,698,110 Ordinary Shares directly held by Sea Synergy. Sea Synergy is 100% held by a family trust, of which Mr. Hu is the settlor and co-beneficiary. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Hu may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by Sea Synergy.

As noted in Item 1, except as expressly otherwise set forth in this statement, the Reporting Persons disclaim beneficial ownership of any Ordinary Shares beneficially owned by any other Reporting Person or any other person except to the extent they have pecuniary interests therein.

(c) During the 60 days preceding the filing of this Schedule 13D, none of the Reporting Persons and, to their knowledge, none of the director and officer of Sea Synergy has effected any other transactions in the Ordinary Shares.

(d) To the best knowledge of the Reporting Persons, except for the agreements described in this Schedule 13D, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares or ADSs.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Company

Other than the delivery of the Proposal to the Issuer’s board of directors, no consortium agreement has been made as of the date of this filing.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1:	Joint Filing Agreement dated December 17, 2021, by and among the Reporting Persons

Exhibit 99.2:	List of directors and executive officers of (i) Sea Synergy (filed herewith)

Exhibit 99.3:	Proposal to Issuer dated December 16, 2021

CUSIP No. G2352K 108	SCHEDULE 13D	Page 6 of 6

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2021

SEA SYNERGY LIMITED

By:	/s/ Yinan Hu
	Name:	Yinan Hu
	Title:	Director

YINAN HU

/s/ Yinan Hu

[Signature Page to Schedule 13D Amendment]